SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Magellan Midstream Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

55907R108

(CUSIP Number)

Lonny E. Townsend

MGG Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(877) 934-6571

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 21 Pages)

CUSIP No. 55907R108	13D	Page 2 of 16 Pages

1	Name of Reporting Person MGG MIDSTREAM HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds SC/OO (Exchange of units by subject company)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 8,841,193
8 Shared Voting Power 0
9 Sole Dispositive Power 8,841,193
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 3 of 16 Pages

1	Name of Reporting Person MGG MIDSTREAM HOLDINGS GP, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 8,841,193
8 Shared Voting Power 0
9 Sole Dispositive Power 8,841,193
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 4 of 16 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 5 of 16 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 6 of 16 Pages

1	Name of Reporting Person C/R ENERGY GP II, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 7 of 16 Pages

1	Name of Reporting Person RIVERSTONE HOLDINGS, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 8 of 16 Pages

1	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person IA, OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 9 of 16 Pages

1	Name of Reporting Person TC GROUP, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 10 of 16 Pages

1	Name of Reporting Person TCG HOLDINGS, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 11 of 16 Pages

1	Name of Reporting Person MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 12 of 16 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 13 of 16 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,841,193
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,841,193

11	Aggregate Amount Beneficially Owned by each Reporting Person 8,841,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person OO (Limited Liability Company)

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON FEBRUARY 28, 2006, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JULY 25, 2007. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 1.	Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 8,841,193, which constitutes approximately 14.1% of the total number of Common Units outstanding. The beneficial ownership reported in this Schedule 13D assumes that at October 25, 2007 there were 62,646,551 Common Units outstanding. The Common Units represent limited partner interests in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Subsections (a)-(b), (c) and (d) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b)	(i)	MGG Holdings is the sole record owner of, and has the sole power to vote and dispose of 8,841,193 Common Units (14.1%).

	(ii)	MGG Holdings GP does not directly own any Units. By virtue of being the sole general partner of MGG Holdings, MGG Holdings GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

	(iii)	C/R MLP does not directly own any Units. By virtue of being one of two managing members of MGG Holdings GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

	(iv)	MDCP IV does not directly own any Units. By virtue of being one of two managing members of MGG Holdings GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(Page 14 of 16 Pages)

(v)	C/R EP does not directly own any Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(vi)	MDP IV does not directly own any Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(vii)	C/R GP does not directly own any Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(viii)	MDP does not directly own any Units. By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(ix)	Riverstone does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(x)	CIM does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(xi)	TC Group does not directly own any Units. By virtue of being the sole member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(xii)	TCG Holdings does not directly own any Units. By virtue of being the managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Units held by MGG Holdings, representing an aggregate 8,841,193 Common Units (14.1%).

(Page 15 of 16 Pages)

(c)	On September 5, 2007, the Issuer entered into an Underwriting Agreement with MGG Holdings, L.P., Magellan Midstream Holdings GP, LLC, and Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated covering the sale of an aggregate 8,500,000 Common Units. The Units have been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3/A (Registration No. 333-141228) of the Issuer, as supplemented by the Prospectus Supplement dated September 5, 2007 relating to the Units, filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act on September 6, 2007. Closing of the sale of the Units occurred on September 11, 2007.

(d)	None.

Item 7.	Material to be filed as Exhibits.

Exhibit A —	Joint Filing Agreement.

Exhibit B —	Amended and Restated Underwriting Agreement dated September 5, 2007 by and among MGG Midstream Holdings, L.P., Magellan Midstream Holdings, L.P. and the Underwriters party thereto (filed as Exhibit 1.1 to the Issuer’s Form 8-K filed September 10, 2007).

(Page 16 of 16 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 8, 2007

MGG MIDSTREAM HOLDINGS, L.P.

By:	MGG Midstream Holdings GP, LLC
Its: General Partner

	By:	/s/ John D. Chandler
		Name:	John D. Chandler
		Title:	Vice President, Chief Financial Officer and Treasurer

MGG MIDSTREAM HOLDINGS GP, LLC

By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Michael Hoffman
		Name:	Michael Hoffman
		Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Michael Hoffman
		Name:	Michael Hoffman
		Title:	Authorized Person

C/R ENERGY GP II, LLC

By:	/s/ Michael Hoffman
	Name:	Michael Hoffman
	Title:	Authorized Person

RIVERSTONE HOLDINGS, LLC

By:	/s/ Michael Hoffman
	Name:	Michael Hoffman
	Title:	Authorized Person

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
		Name:	Daniel A. D’Aniello
		Title:	Managing Director

TCG HOLDINGS, L.L.C.

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
		Name:	Daniel A. D’Aniello
		Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
		Name:	Thomas S. Souleles
		Title:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Thomas S. Souleles
		Name:	Thomas S. Souleles
		Title:	Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Thomas S. Souleles
		Name:	Thomas S. Souleles
		Title:	Managing Director